Filed by Micro Focus International plc
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Hewlett Packard Enterprise Company
Commission File No.: 001-37483
Date: April 25, 2017

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION. THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION.

25 April 2017

Micro Focus International plc

Announcement of Board Changes Pursuant to Micro Focus and HPE Software Merger

On 7 September 2016, Micro Focus International plc (“Micro Focus” “the Company” or “the Group”) and Hewlett Packard Enterprise Company (“HPE”) announced that they had reached a definitive agreement (the “Merger Agreement”) on the terms of a transaction (the “Transaction”) pursuant to which the Company agreed to acquire HPE’s software business segment (“HPE Software”) by way of a merger (the “Merger”) of a wholly owned subsidiary of Micro Focus, with Seattle SpinCo, Inc., a wholly owned subsidiary of HPE formed to hold HPE Software for the purposes of the Transaction.

The Merger Agreement includes certain provisions regarding the composition of the Board of Micro Focus following the closing of the Merger (“Completion”).  Specifically, HPE has the right to nominate one new Non-Executive Director who is a serving executive of HPE and one-half of the independent Non-Executive Directors, in each case subject to approval by a majority of the Micro Focus Nomination Committee.

In line with the Merger Agreement, the Micro Focus Nomination Committee and Board are pleased to announce the following changes:

Effective 15th May 2017, Silke Scheiber and Darren Roos will join the Board as two of the three independent Non-Executive Directors nominated by HPE pursuant to the Merger Agreement.  Upon Completion, John Schultz, the Executive Vice President and General Counsel of HPE, will join the Board as the Non-Executive Director nominated by HPE who is a serving executive of HPE. The Board has determined that Mr Schultz will therefore not be independent.  In addition, Chris Hsu, who will become CEO of Micro Focus upon Completion, will join the Board at that time. An additional independent Non-Executive Director, nominated by HPE and to be approved by the Micro Focus Nomination Committee, is expected to be appointed after Completion.

Silke Scheiber was an investment professional at Kohlberg Kravis Roberts & Co. Partners LLP, London, UK from July 1999 and became member in 2012. She retired from KKR in 2015. Prior to KKR, Silke worked at Goldman, Sachs & Company oHG, Frankfurt, Germany from 1996 to 1999. Silke, who is Austrian, graduated from the University of St. Gallen, Switzerland. During the past five years Silke was a former director of Kion Group AG, Germany and WMF AG, Germany and is a current director of CNH Industrial N.V., the Netherlands.

Darren Roos is a technology leader who has spent nearly 20 years building businesses worldwide. Darren, who is South African, spent 9 years with Software AG and served on its board. Over the past 3 years with SAP he has been responsible for the SAP Northern European business. Darren is currently the President of SAP’s S/4HANA ERP Cloud business, where he guides SAP’s customers on their journey to innovation through digital transformation.

John Schultz is Executive President, General Counsel and Corporate Secretary for HPE. He held the same role at HP, prior to the company’s separation into two companies, HPE and HP Inc. John, who is a US citizen, joined HP in 2008 as Deputy General Counsel for Litigation, Investigations and Global Functions, managing all major litigation filed against the company globally.  Before joining HP, John was a partner in the litigation practice of Morgan Lewis focusing on complex litigation. He also worked at Drinker Biddle & Reath for 14 years, where he specialized in commercial and product liability litigation. John holds a bachelor’s degree from Albright College and a J.D. degree from the University of Pennsylvania Law School. John is a current director of Umpqua Holdings Corporation, Portland, Oregon.

There are no other details to be disclosed in respect of the requirements of paragraph 9.6.13R of the Listing Rules of the UK Financial Services Authority

Steve Schuckenbrock and Tom Virden will both resign as Directors of Micro Focus, effective today, to ensure that the composition of the Board remains in line with the UK corporate governance code and meets the requirements of the Merger Agreement. We would like to thank Steve and Tom for their significant contributions to Micro Focus.

Stephen Murdoch remains CEO of Micro Focus until Completion and will then become COO and simultaneously step down from the Board.

As a result of the above changes the Board composition following Completion will be:

Executive Directors:
Kevin Loosemore – Executive Chairman
Chris Hsu – Micro Focus CEO
Mike Phillips – CFO
Nils Brauckmann – CEO SUSE

Non-Executive Directors:
Karen Slatford – Senior Independent Non-Executive Director
Richard Atkins – Independent Non-Executive Director
Amanda Brown – Independent Non-Executive Director
Silke Scheiber – Independent Non-Executive Director
Darren Roos – Independent Non-Executive Director
John Schultz – Non-Executive Director (Non-Independent)

An additional independent Non-Executive Director, nominated by HPE and approved by the Micro Focus Nomination Committee, is expected to be appointed after Completion.

For further information please contact:

Micro Focus International Plc

Kevin Loosemore (Executive Chairman)
Mike Phillips (Chief Financial Officer)
Tim Brill (Director, Corporate Communications & IR)
+44 16 3556 5605

Powerscourt (PR adviser)

Juliet Callaghan
+44 20 7250 1446

About Micro Focus

Micro Focus (LSE: MCRO.L) is a global enterprise software company supporting the technology needs and challenges of the Forbes Global 2,000 (the top 2,000 public companies in the world by as determined Forbes magazine). Our solutions help organisations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Micro Focus’s Product Portfolios are Micro Focus and SUSE. Within Micro Focus our solution portfolios are COBOL Development and Mainframe Solutions, Host Connectivity, Identity and Access Security, IT Development and Operations Management Tools, and Collaboration and Networking. For more information, visit: www.microfocus.com. SUSE, a pioneer in Open Source software, provides reliable, interoperable Linux, cloud infrastructure and storage solutions that give enterprises greater control and flexibility. For more information, visit: www.SUSE.com.

About HPE Software

HPE Software is a leading global infrastructure software provider that allows customers to automate IT operations to simplify, accelerate and secure business processes. The company offers a broad range of software for enterprises of all sizes across four pillars (I) IT Operations Management, (II) Application Testing & Delivery Management, (III) Security and Information Governance and (IV) Big Data Platform Analytics. Its software offerings include licences, support, SaaS and Professional Services across its product portfolio.

The business operates a global footprint spanning the Americas, Asia Pacific & Japan and EMEA regions, with over 30,000 customers across the world. The business currently works with 98 of the Fortune 100 companies.

IMPORTANT NOTICE:

The information contained in this announcement is not for release, publication or distribution to persons in any jurisdiction where to do so would breach any applicable law. No public offer of securities is being made by virtue of this announcement.

This announcement has been prepared for the purposes of complying with the applicable laws and regulations of the United Kingdom and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the United Kingdom.

The release, publication or distribution of this announcement in, into or from jurisdictions outside the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities law of any such jurisdiction.

NO INCORPORATION OF WEBSITES

Except as otherwise explicitly stated, neither the content of the Micro Focus website nor the HPE website, nor any other website accessible via hyperlinks on either such website, is incorporated into, or forms part of, this communication.

NO PROFIT FORECAST

No statement in this announcement is intended as a profit forecast of Micro Focus or a profit estimate of Micro Focus and no statement in this announcement should be interpreted to mean that earnings per Micro Focus share for the current or future financial years would necessarily match or exceed the historical published earnings per Micro Focus share.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Information set forth in this announcement (including information incorporated by reference in this announcement), oral statements made regarding the proposed business combination between Micro Focus and HPE Software announced by Micro Focus on 7 September 2016 (the “Transaction”), and other information published by Micro Focus or HPE may contain certain statements about Micro Focus, HPE and HPE Software that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this communication may include statements about the expected effects on Micro Focus, HPE and HPE Software of the Transaction, the anticipated timing and benefits of the Transaction, Micro Focus’ and HPE Software’s anticipated standalone or combined financial results and all other statements in this document other than historical facts. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “intends”, “will”, “likely”, “may”, “anticipates”, “estimates”, “projects”, “should”, “would”, “expect”, “positioned”, “strategy”, “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of Micro Focus, HPE or HPE Software (as the case may be) and are subject to uncertainty and changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. As such, forward-looking statements should be construed in light of such factors. Neither Micro Focus nor HPE, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur or that if any of the events occur, that the effect on the operations or financial condition of Micro Focus, HPE or HPE Software will be as expressed or implied in such forward-looking statements.  Forward-looking statements contained in this communication based on past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; Micro Focus’ and HPE’s ability to complete the Transaction on anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Transaction; risks relating to any unforeseen liabilities of Micro Focus or HPE Software ; future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects of Micro Focus, HPE Software and the resulting combined company; business and management strategies and the expansion and growth of the operations of Micro Focus, HPE Software and the resulting combined company; the ability to successfully combine the business of Micro Focus and HPE Software and to realize expected operational improvement from the Transaction; the effects of government regulation on the businesses of Micro Focus, HPE Software or the combined company; the risk that disruptions from the Transaction will impact Micro Focus’ or HPE Software’s business; and Micro Focus’, HPE Software’s or HPE’s plans, objectives, expectations and intentions generally. Additional factors can be found under “Risk Factors” in HPE’s Annual Report on Form 10-K for the fiscal year ended October 31, 2016 and subsequent Quarterly Reports on Form 10-Q.  For a discussion of important factors which could cause actual results to differ from forward looking statements relating to Micro Focus, refer to Micro Focus’s Annual Report and Accounts 2016. Forward-looking statements included herein are made as of the date hereof, and none of Micro Focus, HPE Software or HPE undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances.

Subject to any requirement under applicable law, Micro Focus undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Investors should not place undue reliance on forward-looking statements, which speak only as of the date of this communication.

NO OFFER OR SOLICITATION

This announcement is for information purposes only and does not constitute a prospectus or offering memorandum or an offer in respect of any securities and is not intended to provide the basis for any decision in respect of Micro Focus, HPE or any other entity and should not be considered as a recommendation that any investor should subscribe for or purchase any such securities. Neither the issue of this announcement nor any part of its contents constitutes an offer to sell or invitation to purchase any securities of Micro Focus, HPE or any other entity and no information set out in this announcement or referred to in other written or oral information is intended to form the basis of any contract of sale, investment decision or any decision to purchase any securities in it.

This announcement does not constitute an offer of securities for sale in the United States or an offer to acquire or exchange securities in the United States of America. No offer to acquire securities or to exchange securities for other securities has been made, or will be made, and no offer of securities has been made, or will be made, directly or indirectly, in or into, or by use of the mails, any means or instrumentality of interstate or foreign commerce or any facilities of a national securities exchange of, the United States of America or any other country or jurisdiction in which such offer may not be made other than (i) in accordance with the requirements under the US Securities Exchange Act of 1934, as amended, a registration statement under the US Securities Act of 1933, as amended, or the securities laws of such other country or jurisdiction, as the case may be, or (ii) pursuant to an available exemption therefrom.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication relates to, amongst other things, the Transaction. The Transaction will be submitted to Micro Focus’ shareholders for their consideration and approval. In connection with the Transaction, Micro Focus will file relevant materials with the SEC, including a registration statement containing a prospectus relating to Micro Focus’ American Depositary Shares to be issued in connection with the Transaction, and Seattle SpinCo, Inc., a wholly owned subsidiary of HPE will file a registration statement with the SEC. Micro Focus will mail the prospectus contained in the registration statement to HPE’s stockholders. This communication is not a substitute for the registration statements or other document(s) that Micro Focus and/or HPE may file with the SEC in connection with the Transaction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENTS AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE TRANSACTION. Shareholders will be able to obtain copies of these documents (when they are available) and other documents filed with the SEC with respect to Micro Focus free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Micro Focus upon written request to Micro Focus’ investor relations or HPE’s investor relations.